20010523

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D and D Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Walnut Street, 8th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas DiCicco 215-568-1199 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo and Chiaverelli CPA
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas G. DiCicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D and D Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

05/14/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D&D SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

D&D SECURITIES, INC.
December 31, 2019

CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
D&D Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D&D Securities, Inc.(the "Company"), as of December 31, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, D&D Securities, INC. has changed its method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the

supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

February 27, 2020

Bala Cynwyd, PA 19004

D&D SECURITIES, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and Cash Equivalents	$ 271,995
Commissions and Fees Receivables	1,906,414
Restricted Cash	261,112
Property and Equipment, Net of Accumulated Depreciation	13,271
Right of Use Lease Asset, Net	43,316
Other Assets	45,445
TOTAL ASSETS	$ 2,541,553

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 1,487,806
Lease Liability	43,722
TOTAL LIABILITIES	1,531,528
Stockholder's Equity	
Common stock, $1 par value - authorized 1,000 shares; issued and outstanding 1,000 share	1,000
Additional Paid in Capital	364,500
Retained Earnings	644,525
Total Stockholder's Equity	1,010,025
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,541,553

The accompanying notes are an integral part of these financial statements.

D&D SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2019

Revenues	
Commissions	$ 5,813,355
Rebate Revenue	2,651,506
Interest Income	229
TOTAL REVENUES	8,465,090
Expenses	
Employee Compensation and Benefits	5,181,764
Commissions, Exchange and Registration Fees	2,155,080
Occupancy Expense	87,216
Other Expenses	825,327
TOTAL EXPENSES	8,249,387
NET INCOME	$ 215,703

The accompanying notes are an integral part of these financial statements.

D&D SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, January 1, 2019	$ 1,000	$ 195,000	$ 831,997	$ 1,027,997
Additional Paid-In Capital	0	169,500	0	169,500
Stockholder Distributions	0	0	(403,175)	(403,175)
Net Income	0	0	215,703	215,703
Ending Balance, December 31, 2019	$ 1,000	$ 364,500	$ 644,525	$ 1,010,025

The accompanying notes are an integral part of these financial statements.

D&D SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 215,703
Adjustments to Reconcile Net Income to Net Cash Flows Provided from Operating Activities	
Depreciation	8,551
Decrease (Increase) in Assets	
Commissions and Fees Receivable	(653,730)
Restricted Cash	(47,674)
Other Assets	3,119
Right of Use Lease Asset	(43,316)
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	904,739
Lease Liability	43,722
Net Cash Flows Provided from Operating Activities	431,114
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash Used in Investing Activities	
Purchase of Equipment	(873)
Net Cash Flows Used in Investing Activities	(873)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash Used in Financing Activities	
Stockholder Distributions	(403,175)
Cash Used in Financing Activities	(403,175)
Cash Provided from Financing Activities	
Additional Paid-In Capital	169,500
Cash Provided from Financing Activities	169,500
Net Cash Flows Used in Financing Activities	(233,675)

The accompanying notes are an integral part of these financial statements.

D&D SECURITIES, INC.
Statement of Cash Flows
(Continued)
For the Year Ended December 31, 2019

Net Increase in Cash and Cash Equivalents	$	196,566
Cash and Cash Equivalents, Beginning of Year		75,429
Cash and Cash Equivalents, End of Year	$	271,995

The accompanying notes are an integral part of these financial statements.

D&D SECURITIES, INC.
Notes to Financial Statements
December 31, 2019

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX ("PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Commissions and Fees Receivable – Commissions and Fees receivables are carried at cost. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. The Company uses the direct write-off method for uncollectible receivables, which is not considered a material departure from generally accepted accounting principles. On a periodic basis, management evaluates its accounts receivable balances and writes off amounts when it is determined that all collection efforts have been exhausted. At December 31, 2019, bad debt expense was $30,368.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the modified accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Furniture	5 Years
Leasehold Improvements	7 Years

NOTE 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of December 31, 2019.

Revenue Recognition - Contracts with Customers - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker relates to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statement.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2019 and (ii) all existing revenue contracts as of January 1, 2019 through a cumulative adjustment to equity. The adoption of ASC 606 resulted in no material effect on the Company's 2019 financial statements.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides option execution services on the floor of an exchange on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of option contracts in each transaction. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue as commissions in the month in which the transactions were executed on a trade date basis.

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the orders are executed by the exchange on a trade date basis.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition - Contracts with Customers (Continued) - Disaggregation of revenue can be found on the Statement of Operations for the year ended December 31, 2019 by type of revenue stream. For the year ended December 31, 2019, the Company recorded commissions receivable of $1,079,117. Payments are due upon receipt of invoice.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. There were no contract assets or contract liabilities at January 1, 2019 and December 31, 2019.

Fair Value of Financial Instruments - The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes – The stockholder of the Corporation has elected under the Internal Revenue Code to be taxed individually for the profits of the S Corporation. Therefore no provision for income taxes are presented in these financial statements.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 3 - New Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 3 - New Accounting Pronouncements - ASC 842 Leases (Continued)

The new lease guidance has caused significant changes to the way leases are recorded, presented and disclosed in our financial statements. Upon adoption, the Company recognized a lease liability of $43,722, with an offsetting ROU asset of $43,316.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

NOTE 4 - Property and Equipment

Property and equipment at December 31, 2019 were as follows:

Equipment	$ 141,454
Furniture	58,577
Leasehold Improvements	63,616
Total Property and Equipment	263,647
Less: Accumulated Depreciation	250,376
Net Property and Equipment	$ 13,271

Depreciation expense for the year ended December 31, 2019 was $8,551.

NOTE 5 - Accrued Expenses

Accrued expenses at December 31, 2019 were as follows:

Commissions Payable	$ 613,514
Accrued Expenses	675,284
Accounts Payable	199,008
TOTAL ACCRUED EXPENSES	$ 1,487,806

NOTE 6 - Lease Commitments

The Company leases space under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which will expire July 2020. Rental expense for the space for the year ended December 31, 2019 was $87,216. The minimum payments remaining on the operating lease total $43,722.

NOTE 7 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 - Commitments and Contingencies

The Company can be subject to regulatory inquiries that could result in the assessment of fines or other sanctions. Management has determined that as of the date of this Financial Statement, no assessment of fines or other sanctions are imposed.

NOTE 9 - Net Capital Requirement

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(l)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $100,000 or 6 2/3% percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2019, the Company had net capital of $287,363 which was $187,363 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 5.18 to 1.

NOTE 10 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at December 31, 2019.

NOTE 11 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 12 - Financial Instruments with Off-Balance-Sheet-Risk

In the normal course of business, the Company's customer activities include the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

D&D SECURITIES, INC.
Notes to Financial Statements
December 31, 2019

NOTE 13 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2020 through February 27, 2020, the date the financial statements were available to be issued. No events have been identified which require disclosure.

D&D SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

NET CAPITAL		
Total Stockholder's Equity		$ 1,010,025
Additions		
Allowable Credits for Accrued Commissions Payable on Customer Receivables Over 30 Days		495,242
Deductions		
Non-Allowable Assets		
Receivables	$ 722,026	
Property and Equipment, Net of Accumulated Depreciation	13,271	
Receivables from Non-Customers	437,162	
Other Assets	45,445	
Total Deductions		1,217,904
NET CAPITAL		$ 287,363
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	1,487,806	
Excess Lease Liability	406	
TOTAL AGGREGATE INDEBTEDNESS		$ 1,488,212
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required (6 2/3% x $1,488,212)		$ 99,213
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer		$ 100,000
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 187,363
Total Aggregate Indebtedness		$ 1,488,212
Ratio: Aggregate Indebtedness to Net Capital		5.18 to 1

D&D SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE
(CONTINUED)
December 31, 2019

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2019)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 287,769
Subsequent Adjustments	
Audit Adjustment - Right of Use Lease Asset	(406)
Net Capital per the Preceding	$ 287,363

D&D SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To The Board of Directors of:
D&D Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which D&D Securities, Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which D&D Securities, Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and D&D Securities, Inc. stated that D&D Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. D&D Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D&D Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 27, 2020

D&D SECURITIES, INC.
2929 Walnut Street, 8th Floor
Philadelphia, PA 19104

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. D&D SECURITIES, INC. claimed an exemption from SEC Rule 15c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2019 to December 31, 2019.

2. D&D SECURITIES, INC. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2019 to December 31, 2019 without exception.

Sign: [signature] Date: 2-27-20

Nicholas DiCicco, President
D&D Securities, Inc.
2929 Walnut Street, 8th Floor
Philadelphia, PA 19104

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
D&D Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by D&D Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating D&D Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. D&D Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2019, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on D&D

Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of D&D Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 27, 2020

D&D SECURITIES, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2019

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2019 to December 31, 2019		$10,170.00
Payment schedule:		
SIPC-6	07/28/19	4,622.00
SIPC-7	02/15/20	5,548.00
(Over) / Under payment		$ 0.00